UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
Under The Securities Exchange Act of 1934

For the month of November 2012
Commission File Number: 1-13064

NOVA Chemicals Corporation

1000 Seventh Avenue S.W., Calgary, Alberta, Canada, T2P 5L5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

A copy of the Registrant's Press Release dated November 16, 2012, NOVA Chemicals and PFB Corporation terminate letter of intent for acquisition of NOVA Chemicals' Performance Styrenics business, is furnished herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA Chemicals Corporation

/s/ Alan S. Pretter
Alan S. Pretter
Corporate Secretary

November 16, 2012

EXHIBITS

Attached hereto is:

99.1	Press Release dated November 16, 2012 - NOVA Chemicals and PFB Corporation terminate letter of intent for acquisition of NOVA Chemicals' Performance Styrenics business.